INVEST IN **MINNESOTA AURORA FC**

Minnesota's Community-Owned Women's Soccer Team



mnaurora.com Saint Paul, MN

Female Founder | B2C | Entertainment | Sports | $1M+ Revenue

Highlights

$1M+ Revenue
Earned over the last 12 months

1. This is a rare opportunity to become a legitimate owner of a soccer club in the US.
2. Joining the 3080 community owners from our first round of investment
3. A wildly successful first three seasons with an average attendance of over 5,000 fans.
4. 2 members of the board of directors are elected by the community investors.

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Featured Investor



Nadine Babu
Syndicate Lead

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Invested $500

"When the Aurora 1st contacted me over 3 years ago about the creation of this team, and the opportunity to invest...I wasn't sure what to do. I'm more of a basketball and football girlie, and this was a little off brand for me sports-wise. What is on brand for me, is supporting women, so I was honored to become one of the owners having little idea what they were building. Then you see it all come together, the incredible logo, colors, the branding, the merchandise, the backing of the team...an..."

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Our Team



Allie Schmidt   Co-Founder and Board Chair

Graphic Designer specializing in Brand Identity. Gopher Soccer Alum.

Women's soccer is growing at an amazing rate. We see an opportunity to launch a women's team directed toward young professionals, to the fans already flocking to Men's soccer in the US.



Jamie Becker-Finn   Vice Chair of the Board, Community Board Member

Jamie Becker-Finn, Vice Chair of the Board, is a four term State Representative and House Judiciary Committee Chair. Attorney and owner of Makwa Coffee in Roseville, MN.



Andrea Yoch   Co-Founder, Board Member, Chair of Investor Relations

Andrea Yoch, President of Andrea Yoch & Co. is an experienced Marketing professional specializing in small business, media, sports and entertainment.



Mai-Anh Kapanke   Community Board Member

Mai-Anh Tran, CFRE, is the Associate VP of Philanthropic Services at the Saint Paul & Minnesota Foundation. Mai-Anh has more than 25 years of experience in nonprofit management & executive leadership, board management, fundraising & donor relations.



Wes Burdine   Co-Founder, Board Member

Owner of The Black Hart of Saint Paul, the world's foremost queer soccer bar.



Matthew Bergeron   General Counsel

Matthew Bergeron is an attorney with the Twin Cities law firm of Larkin Hoffman Daly Lindgren where he practices in the firm's health care and government relations practice groups.



Ida Kane   Board Member

Ida Kane has served as a member of the board of directors of Vimeo and Buildertrend since 2021. Ms. Kane served as the Chief Financial Officer of AppFolio,

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We are Minnesota Aurora FC.









For Community.
By Community.

Aurora is the largest independent, community-owned women's team in the country.

In 2021, 3,080 people invested in Minnesota Women's Soccer as part of our community ownership drive. Our support is international with owners in 48 states and 8 countries. We raised $1 million which allowed us to launch Minnesota Aurora in 2022.



Taking Minnesota by Storm

MINNESOTA AURORA

Our fans AVERAGED 5,535 per game over the past three seasons

MINNESOTA AURORA

In our third season, we continue to capture local attention and are covered by all the major news outlets.

Like a fairy tale: The rise and rise of Minnesota Aurora FC

Neal: The NWSL's next franchise should be Minnesota Aurora





Aurora cruise to 7-0 home opener win vs. RKC Third Coast

DAVID LA VAQUE, STAR TRIBUNE



Aurora's undefeated season ends with loss in Central Conference Championship